CONSENT OF AUTHOR

Re:

Technical Report entitled Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico (the “Report”) dated as of March 22, 2013, prepared for Fortuna Silver Mines Inc. (the “Company”)

I am a co-author of the Report and, pursuant to National Instrument 43-101:

1.

I consent to the public filing of the Report by the Company and to the inclusion of extracts from, or a summary of the Report, in the news release issued by the Company on March 5, 2013; and

2.

I confirm that I have read the said news release and that it fairly and accurately represents the information in the Report.

Dated the 26th day of March, 2013.

“Eric N. Chapman”

Eric N. Chapman, P.Geo., C. Geol. (FGS)